TIAA-CREF Life Insurance Company [730 Third Avenue New York, NY 10017-3206] [212 490-9000 1 877 694-0305]

Overloan Protection Endorsement

This endorsement guarantees the policy will not lapse if it becomes overloaned. To become overloaned, all of the following conditions must be satisfied:

(1)	The policy has been in force for at least ten years.
(2)	The attained age of the [younger] insured is at least 65.
(3)	Either the policy tax test is the guideline premium test and the premiums paid, as defined by the test, are zero; or the policy tax test is the cash value accumulation test.
(4)	The outstanding loan divided by the policy value reaches the Overloan Limit in the table below.

The policy will become overloaned on the first monthly charge date that all of the above conditions are satisfied. Once overloaned, the policy will remain overloaned until termination. If the above conditions are never all satisfied on the same monthly charge date, this endorsement will not prevent the policy from lapsing.

While the policy is overloaned, no premiums may be paid, no withdrawals may be taken, no loans may be taken or repaid, and no advisory fees will be deducted. The death benefit will be the minimum death benefit defined in the policy and no monthly charges will be deducted.

Upon becoming overloaned, the policy value will be reduced to equal the outstanding loan and moved to a fixed interest account. Policy value cannot be transferred out of this account and will receive an annual effective crediting rate of [2.50]%. Policy loan interest will continue to accrue at the same [2.50]% rate.

There is no monthly charge to add this endorsement to the policy. However, if this policy becomes overloaned, at that time the policy value will be reduced to equal the outstanding loan.

While this endorsement is attached to the policy, the maximum loan value of the policy cannot exceed the policy value multiplied by the overloan limit.

The overloan limit depends on the gender[s] and most recent underwriting class[es] of the insured[s] as well as the attained age of the [younger] insured. If the most recent underwriting class changes or a misstatement of gender is discovered, an updated endorsement with revised overloan limits will be sent to the owner.

This endorsement can be removed at any time the policy is not overloaned. If not removed, this endorsement will terminate when the policy terminates.

		[Younger Insured] Attained Age	Overloan Limit
Gender	[Male]	[0 to 74]	[96]%
Underwriting class	[Preferred Plus Non-tobacco]	[75 to 84]	[97]%
[Gender]	[Female]	[85 to 94]	[97]%
[Underwriting class]	[Preferred Plus Non-tobacco]	[95 and higher]	[99]%